BARNETT & LINN
ATTORNEYS AT LAW
60 Kavenish Drive • Rancho Mirage, CA 92270
www.barnettandlinn.com
WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

May 19, 2021

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	David Gessert, Staff Attorney
Ada D. Sarmento, Staff Attorney
Jeanne Bennett, Staff Accountant
Kevin Vaughn, Staff Accountant

Re:	Cereplast, Inc. (“Registrant” and/or “Company”)
Amendment No. 2 to Registration Statement on Form 10-12G
Filed on March 1,2021
File No. 000-56252

Gentlepersons:

The Registrant hereby files its Amendment No. 2 to Registration Statement on Form 10-12G (“Amendment No.2”). The Amendment No. 2 has been revised in accordance with the Commission’s comment letter dated March 26, 2021 (“Comment Letter”).

To assist the staff in its review of Registrant’s responses, we have provided a copy of Amendment No. 2 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

Amendment No. 1 to Registration Statement on Form 10-12G

Item 10. Recent Sales of Unregistered Securities, page 21

1.       In accordance with your comment we have added disclosure to page 21 relating to Item 701 of regulation S-K.

Item 11. Description of registrant’s Securities to be Registered

Description of Preferred Stock, page 21

2.       In accordance with your comment, we have expanded disclosure regarding the following:

(i) Series A preferred stock that was issued and outstanding prior to April 15, 2020

(ii) The 510 shares in question have been cancelled by the shareholder and approved by the Company.

(iii) The circumstances related to the creation of the Series 1-A Preferred Stock.

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As to the 490 shares of common stock out of the current 74,641,276 shares of issued and outstanding common stock, the following is hereby submitted: The series A designation was filed in 2012, years before Custodian Ventures LLC, the Court Appointed Custodian gained custodianship, and designated 1,000 series A shares. Prior company filings indicated as many as 490 of those shares had been, at some point or another, issued and outstanding. For the custodianship, it was assumed all 490 were still outstanding, although that may not have been factually accurate. If they were issued and outstanding, then they would have been converted. The unknown is not whether they were converted but whether they were still issued. The Company assumed they were issued based on the last 10Q filed by prior management (balance sheet page 3): https://www.sec.gov/Archives/edgar/data/0001324759/000119312513442113/d627160d10q.htm

However, the shares were not registered with the transfer agent so the current holder is unknown and could not be noticed. It may be the buyer (Ironridge Technology Co., a division of Ironridge Global IV, Ltd) mentioned on pages 10 and 27-28, but that is not known with certainty. And with an unknown holder, obviously the Transfer Agent could not re-issue them as common stock upon conversion. They could be placed on reserve, and, possibly, deemed as “in-transit”. Or maybe the Company could assume the shares were still held by Ironridge and have the post-conversion common issued to it; its parent was the largest named holder of common prior to the custodianship issuances. Both the auditor and we believe that in view of the current number of shares outstanding that the whereabouts of 490 shares is not material, especially in view of the fact that no one has heard from the owner of the shares for many years.

Exhibit Index, page 24

3.       In accordance with your comment, we have filed the Stock Purchase Agreement between Custodian Ventures, LLC and Xudong Li dated October 22, 2020, as Exhibit 10.1

We believe that we have responded to all your comments fairly and reasonably. Please do not hesitate to contact the undersigned as soon as possible should you have any further questions or comments.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,

Barnett & Linn

/s/ William B. Barnett

WBB: lg

cc/ Ms. Li Xudong, CEO

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